December 4, 2024

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for First Foundation Fixed Income Fund and First Foundation Total Return Fund, each a series of The Advisors’ Inner Circle Fund III (each, the “Fund” or collectively, the “Funds”) (Investment Company Act file number 811-22920) and, under the date of November 21, 2024, we reported on the statement of assets and liabilities, including the schedule of investments as of September 30, 2024, the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the four years in the period then ended, and the related notes (collectively, the financial statements). On December 4, 2024, based upon the approval of the Audit Committee of the Board of Trustees of The Advisors’ Inner Circle Fund III (the “Trust”), we resigned our appointment as independent public accountant.

We have read the statements made by the Fund which we understand will be filed with the Commission pursuant to Item 13(a)(4) of Form N-CSR dated on or about November 26, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with the Funds’ statements that the Audit, Compliance and Distributions Committee of the Trust (1) approved and recommended the decision to change independent accountants; and (2) approved and recommended the decision to appoint Cohen & Company, Ltd. as the Fund’s independent accountant.

Very truly yours,